UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*




                         FIRST FEDERAL BANKSHARES, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    32020V100
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                                 (CUSIP Number)


                                December 30, 2009
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ]  Rule 13d-1(b)
                [X]  Rule 13d-1(c)
                [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   32020V100
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Jeffrey S. Halis
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  [ ]                 (b)  [ ]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:           356,507*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:      356,507*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  356,507*
--------------------------------------------------------------------------------

(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):    N/A
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(11)    Percent of Class Represented by Amount in Row (9):   10.8%*
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(12)    Type of Reporting Person (See Instructions):    IN
--------------------------------------------------------------------------------

* Based on the information set forth in the Form 10-Q of First Federal Bankshares, Inc. (the "Company") as filed with the Securities and Exchange Commission on December 10, 2009, there were 3,304,471 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), outstanding as of November 30, 2009. As of January 11, 2010, Jeffrey S. Halis owns 356,507 shares of the Company's Common Stock.

Item 1(a).  Name Of Issuer:   First Federal Bankshares, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            423 Sixth Street, Suite 400
            Sioux City, Iowa 51101


Item 2(a).  Name of Person Filing:  Jeffrey S. Halis

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.:   32020V100


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of January 11, 2010):     356,507*

           (b)  Percent of Class (as of January 11, 2010):                10.8%*

           (c)  Number of Shares as to which the person has:

                (i)  sole power to vote or to direct the vote           356,507*

               (ii)  shared power to vote or to direct the vote               0

              (iii)  sole power to dispose or to direct the
                     disposition of                                     356,507*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0


-----------------------
* Based on the information set forth in the Form 10-Q of First Federal Bankshares, Inc. (the "Company") as filed with the Securities and Exchange Commission on December 10, 2009, there were 3,304,471 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), outstanding as of November 30, 2009. As of January 11, 2010, Jeffrey S. Halis owns 356,507 shares of the Company's Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              January 11, 2010


                              /s/ Jeffrey S. Halis
                              --------------------------------------------------
                                  Jeffrey S. Halis




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)